UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                  CHINA SHENGHUO PHARMACEUTICAL HOLDINGS, INC.
                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
                         (Title of Class of Securities)


                                      NONE
                                 (CUSIP Number)

                                   Gui Hua Lan
                              No. 2, Jing You Road
                           Kunming National Economy &
                         Technology Developing District
                            Peoples Republic of China
                                 86-871-7282628
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    (Copy to)
                             Thomas J. Poletti, Esq.
                   Kirkpatrick & Lockhart Nicholson Graham LLP
                       10100 Santa Monica Blvd., 7th Floor
                              Los Angeles, CA 90067
                Telephone (310) 552-5000 Facsimile (310) 552-5001

                                 August 31, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No. NONE
--------------------------------------------------------------------------------

1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

      Gui Hua Lan

--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (A)     |_|
      (B)     |_|
--------------------------------------------------------------------------------

3.    SEC Use Only
--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)

      OO
--------------------------------------------------------------------------------

5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization:  People's Republic of China
--------------------------------------------------------------------------------
Number of               7.     Sole Voting Power                               0
Shares                  --------------------------------------------------------
Beneficially            8.     Shared Voting Power                15,213,000 (1)
Owned by Each           --------------------------------------------------------
Reporting               9.     Sole Dispositive Power                          0
Person With:            --------------------------------------------------------
                        10.    Shared Dispositive Power           15,213,000 (1)
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      15,213,000 (1)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions)

      |_|
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row 11

      79.6%(2)
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

(1) Represents shares of common stock held by Lan's Int'l Medicine Investment Co., Limited, a Hong Kong corporation ("LIMI").

(2)   Based on 19,119,400 shares of Common Stock outstanding as of August 31,
      2006.

--------------------------------------------------------------------------------

CUSIP No. NONE
--------------------------------------------------------------------------------

1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

      Feng Lan

--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (A)     |_|
      (B)     |_|
--------------------------------------------------------------------------------

3.    SEC Use Only
--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)

      OO
--------------------------------------------------------------------------------

5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization:  People's Republic of China
--------------------------------------------------------------------------------
Number of               7.     Sole Voting Power                               0
Shares                  --------------------------------------------------------
Beneficially            8.     Shared Voting Power                15,213,000 (1)
Owned by Each           --------------------------------------------------------
Reporting               9.     Sole Dispositive Power                          0
Person With:            --------------------------------------------------------
                        10.    Shared Dispositive Power           15,213,000 (1)
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      15,213,000 (1)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions)

      |_|
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row 11

      79.6%(2)
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

(1) Represents shares of common stock held by Lan's Int'l Medicine Investment Co., Limited, a Hong Kong corporation ("LIMI").

(2)   Based on 19,119,400 shares of Common Stock outstanding as of August 31,
      2006.

--------------------------------------------------------------------------------

CUSIP No. NONE
--------------------------------------------------------------------------------

1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

      Zheng Yi Wang

--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (A)     |_|
      (B)     |_|
--------------------------------------------------------------------------------

3.    SEC Use Only
--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)

      OO
--------------------------------------------------------------------------------

5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization:  People's Republic of China
--------------------------------------------------------------------------------
Number of               7.     Sole Voting Power                               0
Shares                  --------------------------------------------------------
Beneficially            8.     Shared Voting Power                15,213,000 (1)
Owned by Each           --------------------------------------------------------
Reporting               9.     Sole Dispositive Power                          0
Person With:            --------------------------------------------------------
                        10.    Shared Dispositive Power           15,213,000 (1)
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      15,213,000 (1)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions)

      |_|
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row 11

      79.6%(2)
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

(1) Represents shares of common stock held by Lan's Int'l Medicine Investment Co., Limited, a Hong Kong corporation ("LIMI").

(2)   Based on 19,119,400 shares of Common Stock outstanding as of August 31,
      2006.

--------------------------------------------------------------------------------

CUSIP No. NONE
--------------------------------------------------------------------------------

1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

      Peng Chen

--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (A)     |_|
      (B)     |_|
--------------------------------------------------------------------------------

3.    SEC Use Only
--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)

      OO
--------------------------------------------------------------------------------

5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization:  People's Republic of China
--------------------------------------------------------------------------------
Number of               7.     Sole Voting Power                               0
Shares                  --------------------------------------------------------
Beneficially            8.     Shared Voting Power                15,213,000 (1)
Owned by Each           --------------------------------------------------------
Reporting               9.     Sole Dispositive Power                          0
Person With:            --------------------------------------------------------
                        10.    Shared Dispositive Power           15,213,000 (1)
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      15,213,000 (1)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions)

      |_|
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row 11

      79.6%(2)
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

(1) Represents shares of common stock held by Lan's Int'l Medicine Investment Co., Limited, a Hong Kong corporation ("LIMI").

(2)   Based on 19,119,400 shares of Common Stock outstanding as of August 31,
      2006.

--------------------------------------------------------------------------------

CUSIP No. NONE
--------------------------------------------------------------------------------

1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

      Lan's Int'l Medicine Investment Co., Limited

--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (A)     |_|
      (B)     |_|
--------------------------------------------------------------------------------

3.    SEC Use Only
--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)

      OO
--------------------------------------------------------------------------------

5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization:  People's Republic of China
--------------------------------------------------------------------------------
Number of               7.     Sole Voting Power                               0
Shares                  --------------------------------------------------------
Beneficially            8.     Shared Voting Power                15,213,000 (1)
Owned by Each           --------------------------------------------------------
Reporting               9.     Sole Dispositive Power                          0
Person With:            --------------------------------------------------------
                        10.    Shared Dispositive Power           15,213,000 (1)
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      15,213,000 (1)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions)

      |_|
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row 11

      79.6%(2)
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

(1) Represents shares of common stock held by Lan's Int'l Medicine Investment Co., Limited, a Hong Kong corporation ("LIMI").

(2)   Based on 19,119,400 shares of Common Stock outstanding as of August 31,
      2006.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.0001 par value ("Common Stock") of China Shenghuo Pharmaceutical Holdings, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at No. 2, Jing You Road, Kunming National Economy & Technology Developing District, Peoples Republic of China.

Item 2. Identity and Background

      (a) This Schedule 13D is being filed on behalf of Gui Hua Lan, Feng Lan, Zheng Yi Wang, Peng Chen and Lan's Int'l Medicine Investment Co., Limited, a Hong Kong corporation ("LIMI"). The persons named in this paragraph are sometimes referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

      (b) Reporting Persons' principal office is located at c/o China Shenghuo Pharmaceutical Holdings, Inc., No. 2, Jing You Road, Kunming National Economy & Technology Developing District, Peoples Republic of China.

      (c) Gui Hua Lan is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer. Feng Lan is the President and a Director of the Issuer. Zheng Yi Wang is the Executive Director of Exports, Corporate Secretary and Director. Peng Chen is the Chief Technological Officer of the Issuer and the spouse of Feng Lan. Gui Hua Lan, Zheng Yi Wang and Feng Lan are directors of LIMI.

      (d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

      (e) During the past five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) Each of the Reporting Persons are citizens of the People's Republic of China, except for LIMI, which is a Hong Kong corporation.

Item 3. Source and Amount of Funds or Other Consideration

On June 30, 2006, the Issuer entered into a Share Exchange Agreement (the "Exchange Agreement") with Kunming Shenghuo Pharmaceutical (Group) Co., Ltd., a company formed under the laws of the People's Republic of China ("Shenghuo China"), and LIMI, which was a shareholder holding 93.75% of the equity interest of Shenghuo China. Pursuant to the Exchange Agreement, as amended, the Issuer issued 16,255,400 shares of its common stock to LIMI and its designees in exchange for 93.75% of the equity interest of Shenghuo China (the "Share Exchange"). LIMI received 15,213,000 as a result of the Share Exchange, which closed on August 31, 2006.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copy of the Share Exchange Agreement filed as Exhibit 2.1 to the Issuer's quarterly report on Form 10-QSB filed with the SEC on July 28, 2006, Amendment No. 1 filed as Exhibit 2.1(a) to the current report on Form 8-K filed with the SEC on August 18, 2006, and Amendment No. 2 filed as Exhibit 2.1(b) to the current report on Form 8-K filed on September 1, 2006, each of which is incorporated herein in their entirety by reference.

Item 4. Purpose of Transaction

The securities of the Issuer were acquired by the Reporting Persons in connection with the Share Exchange. See Item 3 of this Schedule, which is hereby incorporated by reference.

Pursuant to the terms of the Share Exchange, Gui Hua Lan became the Issuer's Chief Executive Officer and Chairman of the Board of Directors, Feng Lan became the Issuer's President and a Director, Zheng Yi Wang became the Issuer's Executive Director of Exports, Corporate Secretary and Director and Peng Chen became the Issuer's Chief Technological Officer. Each of the foregoing held executive positions with Shenghuo China prior to the Share Exchange.

The Reporting Persons reserves the right to actively pursue various proposals which could relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(b) The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 is hereby incorporated by reference. To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships.

Item 7. Material to Be Filed as Exhibits

1.    Joint Filing Agreement attached hereto as Exhibit A.

2. Share Exchange Agreement, dated as of June 30, 2006, by and among SRKP 8, Inc., Kunming Shenghuo Pharmaceutical (Group) Co., Ltd., and Lan's Int'l Medicine Investment Co., Limited (incorporated by referenced from Exhibit
      2.1 to the Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on July 28, 2006)

3. Amendment No. 1 to the Share Exchange Agreement, dated as of August 11, 2006, by and among SRKP 8, Inc., Kunming Shenghuo Pharmaceutical (Group) Co., Ltd., and Lan's Int'l Medicine Investment Co., Limited (incorporated by referenced from Exhibit 2.1(a) to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 18, 2006)

4. Amendment No. 2 to the Share Exchange Agreement, dated as of August 28, 2006, by and among SRKP 8, Inc., Kunming Shenghuo Pharmaceutical (Group) Co., Ltd., and Lan's Int'l Medicine Investment Co., Limited (incorporated by referenced from Exhibit 2.1(b) to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 1, 2006)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2006



 /s/ Gui Hua Lan
-----------------------------------------------
     Gui Hua Lan



 /s/ Feng Lan
-----------------------------------------------
     Feng Lan



 /s/ Zheng Yi Wang
-----------------------------------------------
     Zheng Yi Wang



 /s/ Peng Chen
-----------------------------------------------
     Peng Chen



 /s/ Gui Hua Lan
-----------------------------------------------
Lan's Int'l Medicine Investment Co., Limited
Name:  Gui Hua Lan
Title:  President


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT A

                            Agreement of Joint Filing



      The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of CHINA SHENGHUO PHARMACEUTICAL HOLDINGS, INC. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: September 11, 2006



 /s/ Gui Hua Lan
----------------------------------------------
     Gui Hua Lan



 /s/ Feng Lan
----------------------------------------------
     Feng Lan



 /s/ Zheng Yi Wang
----------------------------------------------
     Zheng Yi Wang



 /s/ Peng Chen
----------------------------------------------
     Peng Chen



 /s/ Gui Hua Lan
----------------------------------------------
Lan's Int'l Medicine Investment Co., Limited
Name:  Gui Hua Lan
Title:  President